UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   July 24, 2002

CONECTIV
(Exact name of registrant as specified in its charter)

Delaware	1-13895	51-0377417
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

800 King Street, P.O. Box 231, Wilmington, Delaware	19899
Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (302) 429-3018

(Former Name or Former Address, if Changed Since Last Report)

Item 5.   <u>Other Events</u>.

Exhibits 99-1 and 99-2, attached hereto, are hereby incorporated by reference.

Item 7.   <u>Financial Statements and Exhibits</u>.
(c) Exhibits

<u>Exhibit No.</u>	<u>Description of Exhibit</u>	<u>Reference</u>
99-1	Joint Press Release of Potomac Electric Power Company and Conectiv dated as of July 24, 2002.	Filed herewith.
99-2	Joint Press Release of Potomac Electric Power Company and Conectiv dated as of July 25, 2002.	Filed herewith.

<u>Signatures</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Conectiv
(Registrant)

By: T. S. SHAW
Thomas S. Shaw
President and Chief Operating
Officer

<u>July 26, 2002</u>
DATE